UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF October 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 3, 2025, Xinyuan Real Estate Co., Ltd. (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with Juicy Seasons Limited (the “Purchaser”) pursuant to which the Purchaser purchases from the Company and the Company issues to the Purchaser an aggregate of 12,028,260 common shares of the Company, par value $0.0001 per share (the “Common Shares”), at a purchase price of $0.0934 per Common Share (the “Transaction”).

The Common Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and were offered and issued in reliance on exemptions from registration under the Securities Act, afforded by provisions of Section 4(a)(2) and Regulation S promulgated under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: October 14, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer